

SENTIGEN™
biosciences







Commitment to Advancing the Technologies of Discovery









2004 Annual Report

SENTIGEN HOLDING CORP.


SENTIGEN™
biosciences

Company Profile



We are a biotechnology company conducting business through two-wholly owned operating subsidiaries, Sentigen Biosciences, Inc. ("Sentigen Biosciences") and Cell & Molecular Technologies, Inc. ("CMT"). Sentigen Biosciences has been primarily engaged in the development and commercialization of novel bioassay systems that elucidate the underlying biology of protein-protein interactions. Sentigen Biosciences has initially targeted its Tango™ Assay System to address the functionalization of G protein-coupled receptors (GPCRs) for pharmaceutical drug discovery and development. Sentigen Biosciences has filed patent applications on its Assay System and it expects to file additional patent applications on this technology and related matters in the future. Sentigen Biosciences is devoting a significant portion of its research effort and resources to the development of a novel molecular profiling system, which if successful, the Company through CMT will attempt to commercialize. CMT provides contract research and development services to companies engaged in the drug discovery process.

A REVOLUTION IN DRUG DISCOVERY TECHNOLOGY

Sentigen Holding Corp. and Subsidiaries

Selected Financial Data

The following selected statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the selected balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements and accompanying notes that are included elsewhere in this Annual Report. The selected statement of operations data for the years ended December 31, 2001 and 2000 and the selected balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from our audited financial statements and accompanying notes which are not included within this report.

The statement of operations data and the balance sheet data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 present the results of the Specialty Media Division as discontinued operations. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto appearing elsewhere in this report.

For the Years Ended December 31,	**2004**	2003	2002	2001	2000
Statement of Operations Data:					
Total revenues	**$ 6,315,053**	$ 6,076,502	$ 4,555,242	$ 3,905,549	$ 3,025,071
Income after direct costs	**$ 4,025,871**	$ 4,206,733	$ 3,094,612	$ 2,462,402	$ 1,875,845
Operating expenses	**6,884,783**	5,863,668	4,608,243	4,226,165	2,569,204
Operating loss	**(2,858,912)**	(1,656,935)	(1,513,631)	(1,763,763)	(693,359)
Interest income, net of interest expense	**179,849**	35,567	262,341	533,750	218,899
Provision for income taxes	**87,776**	63,699	59,383	59,742	46,276
Loss from continuing operations	**(2,766,839)**	(1,685,067)	(1,310,673)	(1,289,755)	(520,736)
Income from discontinued operations, net of tax	**1,052,319**	811,879	788,642	642,166	394,021
Net loss	**$ (1,714,520)**	$ (873,188)	$ (522,031)	$ (647,589)	$ (126,715)
Basic and diluted loss per share of common stock from continuing operations	**$(0.37)**	$(0.23)	$(0.18)	$(0.18)	$(0.08)
Basic and diluted income per share of common stock from discontinued operations	**$ 0.14**	$ 0.11	$ 0.11	$ 0.09	$ 0.06
Basic and diluted net loss per share of common stock	**$(0.23)**	$(0.12)	$(0.07)	$(0.09)	$(0.02)
Balance Sheet Data:					
Working capital	**$ 9,569,381**	$10,289,207	$ 9,999,074	$10,062,565	$ 5,569,260
Total assets	**$13,388,743**	$13,123,379	$13,148,435	$12,862,944	$13,419,909
Long-term debt	**$ 784,495**	$ 551,872	$ 788,260	$ 662,519	$ 375,372
Stockholders' equity	**$10,062,952**	$10,931,194	$10,870,489	$10,950,382	$11,351,799

Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT OVERVIEW

We are a biotechnology company conducting business through two wholly-owned operating subsidiaries, Sentigen Biosciences and CMT. Sentigen Biosciences has been primarily engaged in the development and commercialization of novel bioassay systems that elucidate the underlying biology of protein-protein interactions. Sentigen Biosciences has initially targeted its Tango™ Assay System to address the functionalization of G protein-coupled receptors (GPCRs) for pharmaceutical drug discovery and development. CMT provides contract research and development services to companies engaged in the drug discovery process.

At CMT, we are expending time and resources to broaden our customer base and our service offerings to the drug discovery community. At Sentigen Biosciences, we are spending our time and resources to execute the development and commercialization of the Tango Assay System. Sentigen Biosciences is in the process of devoting a portion of its research effort and resources to the development of a novel molecular profiling system, which if successful, the Company will attempt to commercialize. Sentigen Biosciences believes that the ability to profile the cross-reactivity of lead drug compounds against a wide range of GPCRs in the Tango System could result in the generation of selectivity profiles for drug candidates, thereby enabling the identification of more specific drugs with fewer side effects.

The earnings to date generated from our base business at CMT have provided us, in part, with the financial resources to execute our research program at Sentigen Biosciences. Our continued success in these efforts depends on CMT's ability to broaden its customer base and expand its portfolio of services to the drug discovery community. To this end, the management team at CMT has spent its time developing its business through trade conferences, exhibition and project collaborations that demonstrate CMT's sophisticated service platform and research products to companies engaged in the drug discovery process.

On February 22, 2005, we sold the assets of Specialty Media, a division of CMT, for $6.5 million in cash to Serologicals Corporation. Accordingly, the assets and liabilities of Specialty Media have been accounted for as assets and liabilities held for sale in our consolidated balance sheets. In addition, the statements of operation for Specialty Media have been accounted for as discontinued operations, net of tax in our consolidated statements of operations.

Sentigen Biosciences has been primarily focused on research and development, and has participated in various scientific and industry conferences and met with leading pharmaceutical, biotechnology and agricultural companies in an effort to raise awareness of its technologies among constituents in those communities. Sentigen Biosciences intends to seek strategic discovery and development partnerships around key molecular targets with biotechnology, pharmaceutical and other life sciences research institutions. Sentigen Biosciences has not generated any revenues from these activities and while we have met and continue to meet with these institutions we have not yet entered into any drug discovery or development agreements nor can any assurance be given that we will be able to do so on terms that are acceptable to us.

Substantial amounts of additional financing either directly or through partnerships may be required to fully commercialize the systems and research programs undertaken by us. There is no assurance that such financing can be obtained on reasonable terms.

CRITICAL ACCOUNTING POLICIES

Sentigen Biosciences

The operations of Sentigen Biosciences are reflected as research and development expenses in our consolidated statements of operations. Sentigen Biosciences operations, since its inception in February 2000, consist entirely of research and development. Research and development costs are expensed as such costs are incurred.

On July 26, 2004, we were awarded a contract by the Technical Support Working Group (TSWG)—an interagency government office with representatives from the Departments of Defense, State and Homeland Security—to develop advanced biotechnology for the detection of explosives and other threats. The contract, entitled "Olfactory Receptor Microarray-Based Sensor for Explosives Detection (ORM-EDS)," will provide Sentigen Biosciences with $1.65 million in research funding through July 2006. We are conducting research for the development of a freestanding sensor for the detection of explosive agents. The sensor is aimed at reproducing the sensitivity, versatility and chemical range of the mammalian nose. We are attempting to isolate, produce and assemble mammalian olfactory receptors into microarrays that would allow the nano-scale monitoring of patterns of olfactory receptor activation resulting from exposure to potentially harmful agents. The contract provides for the reimbursement of research expenditures plus a fixed profit margin. Through December 31, 2004, we have earned revenues of $183,213 under this contract, while incurring total costs of $174,489.

On August 19, 2002, Sentigen Biosciences was awarded a Federal Phase I Grant in the amount of $100,003 from the National Institute of Health. The term of the grant was from September 1, 2002 through February 28, 2003. The grant provided for the direct costs of a specific project within Sentigen Biosciences overall research program (budgeted in the grant for $75,000) as well as an allocation for the facilities and administrative costs of Sentigen Biosciences related to the project (budgeted in the grant at $25,003). Sentigen Biosciences completed the research project covered under the grant and all funds were received from the National Institute of Health as of December 31, 2002. The receipt of funds under the grant were accounted for as revenue, the direct costs of the project were accounted for as direct costs and the related facilities and administrative costs were shown as operating expenses in our consolidated statements of operations.

Cell & Molecular Technologies, Inc.

Revenue, income after direct costs (also referred to as "gross margin on revenues" or "gross margin") and net income are used to measure and evaluate the financial results of CMT.

Revenue Recognition. CMT's services are performed on a fee-for-service, fixed contract basis that provide for payments after specific research milestones are achieved. Revenues for fixed price contracts with a term of less than 12 months are recognized when specific research milestones are achieved. Work-in-process, representing time and costs incurred on projects in process in excess of amounts billed to customers, are recorded as "Unbilled services" on our consolidated balance sheets. Unearned revenue represents amounts billed in excess of costs incurred and are recorded as liabilities on our consolidated balance sheets.

Direct Costs. The major classes of direct costs for CMT are as follows: (1) costs incurred for direct materials used in the services performed under research contracts, (2) an allocation of the compensation costs for the time incurred on such contracts by scientists, (3) an allocation of indirect materials costs for general laboratory expenses incurred for the benefit of all contracts in process and (4) an allocation of certain general and administrative expenses incurred by CMT.

Selling, General and Administrative Expenses. The major classes of selling, general and administrative expenses incurred by CMT are as follows: (1) compensation and employee benefit costs of CMT's management, sales, and administrative staff, (2) compensation and employee benefit costs for the time of scientific and production personnel spent on selling, general and administrative activities, (3) facilities rental, utilities, communication costs and related operating expenses, (4) marketing, sales and advertising costs, (5) business travel expenses, (6) commercial and product liability insurance costs, (7) repairs and maintenance costs on facilities and laboratory equipment and (8) professional fees for legal and accounting services.

Sentigen Holding Corp.

The expenses of the parent company, Sentigen Holding Corp. are reflected as "Corporate overhead" expenses in our consolidated statements of operations and include the following major classes: (1) compensation and employee benefits cost for the chairman of the board, chief financial officer, executive vice president of commercial operations and administrative assistant, (2) professional fees for legal and accounting services, (3) office rental, utilities and communication costs, (4) stock market listing fees and other related public company expenses and (5) business travel expenses.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these estimates and assumptions upon historical experience and existing, known circumstances. Actual results could differ from those estimates. Specifically, management must make estimates in the following areas:

Allowance for doubtful accounts. Our consolidated balance sheet includes a reserve against receivables for estimated losses that may result from customers' inability to pay. Management determines the amount of the reserve by analyzing uncollectible accounts, aged receivables, and customers' creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged against this reserve. To minimize the likelihood of uncollectible accounts, customers' creditworthiness is reviewed periodically based on our experience with the customer and external credit services (if necessary) and adjusted accordingly. Should a customer's account become past due, a hold is generally placed on the account and further services are discontinued to that customer, minimizing further risk of loss. Additionally, all accounts with aged balances greater than one year are fully reserved.

Impairment of intangibles. Our intangible assets consist primarily of license costs of $317,515 as of December 31, 2004, and are the result of the April 10, 2000 exclusive licensing agreement with the Trustees of Columbia University. The value of the license reflects the closing share price of our common stock on April 10, 2000 (the closing date of the agreement with the Trustees of Columbia University) multiplied by the 75,000 shares of common stock issued to Columbia less accumulated amortization. The value of the license is subject to an amortization period of 17 years. Management reviews the value of the license for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. A review for impairment includes comparing the carrying value of the license to an estimate of the undiscounted net future cash inflows over the life of the license. The license is considered to be impaired when the carrying value exceeds the calculation of the undiscounted net future cash inflows or fair market value. An impairment loss in the amount of the excess would be recognized in our consolidated statements of operations if the carrying value exceeded the fair market value of the license. We believe no such loss is necessary as of December 31, 2004.

Stock-based compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We continue to account for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided that the exercise price is equal to the market price at the date of the grants. Options granted to non-employees are valued at either the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. The expense for options issued to non-employees is recorded as stock-based compensation in our consolidated statements of operations. The fair value of each option grant is estimated using the Black-Scholes option-pricing model. The Black-Scholes model requires management to estimate common stock price volatility, risk-free interest rates and other parameters in order to determine the fair value of an option grant. We also adopted the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123."

Deferred tax valuation allowance. In accordance with SFAS No. 109, "Accounting for Income Taxes," a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

OFF-BALANCE-SHEET ARRANGEMENTS

As of December 31, 2004, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Revenues. Revenues for the year ended December 31, 2004 were $6,315,053 compared to revenue of $6,076,502 for the year ended December 31, 2003, an increase of $238,551 or 4%. For the year ended December 31, 2004, revenues attributable to CMT were $6,126,840 and grew 1% when compared to revenues for the year ended December 31, 2003. The remainder of the increase was primarily the result of the revenues earned by Sentigen Biosciences under the initiation of our contract with Technical Support Working Group (TSWG)—an interagency government office with representatives from the Departments of Defense, State and Homeland Security—to develop advanced biotechnology for the detection of explosives and other threats. Under this contract we earned $183,213 during the year ended December 31, 2004.

An analysis of the services revenue earned by CMT is as follows:

For the Year Ended December 31,	2004	2003	Percent Change
HTS contract	**$2,400,000**	$2,400,000	—%
All other contracts	**3,726,840**	3,676,502	1%
Total	**$6,126,840**	$6,076,502	1%

The services revenue for high-throughput screening, or HTS, services is derived from one contract with Merck & Co., Inc. The contract had a term of one year, and ended on December 31, 2004. The contract provided for payments to CMT of $200,000 per month in exchange for a fixed number of cell and reagent deliveries to support the customer's HTS program. If actual deliveries during 2004 exceeded the fixed number of deliveries provided for in the contract additional deliveries would have been billed at the rate of $909 per delivery. The contract also provided for a credit against other services (in addition to the base contract value) performed for the customer in 2005 if actual deliveries during 2004 fell below the fixed number of deliveries provided for in the contract. The contract states that the credit against the value of future additional services performed in 2005 could not exceed 30% of the value of the additional services performed in addition to the base contract value for 2004. At December 31, 2004, unearned revenue totaled $14,045 to account for the value of the credit which is due in 2005.

On March 14, 2005, this contract was renewed on substantially similar terms for the year ending December 31, 2005, except that additional deliveries in excess of the fixed deliveries provided for in the contract will be billed at the rate of $1,000 per delivery.

The 1% increase in other contracts was the result of the study agreement we signed on August 18, 2004, with Merck & Co., Inc. Under the agreement CMT will develop, bank and study certain cell lines based on standards and protocols specified by Merck & Co., Inc. The agreement provides for total payments to CMT of $1,338,130. Under the agreement Merck & Co., Inc. made up-front payments totaling $1,003,598, of those payments $490,060 was accounted for as earned revenues during 2004, based on the milestones completed under the agreement, while the remainder is accounted for as customer deposits in our consolidated balance sheet. The $490,060 of revenue earned during 2004 was partially offset by a decline in revenue from the completion of a contract which did not renew in 2004.

Income after Direct Costs and Gross Margin. Income after direct costs for the year ended December 31, 2004 was $4,025,871 (a gross margin on revenue of 64%) compared to income after direct costs of $4,206,733 (a gross margin on revenue of 69%) for the year ended December 31, 2003. This was primarily the result of an increase in direct materials costs at CMT as a percentage of services revenue. Gross margin for CMT declined from 69% in 2003 to 65% in 2004, the components of direct costs as a percentage of contract revenues for CMT for the years ended December 31, 2004, and 2003 are as follows:

For the Year Ended December 31,	2004	2003
Reagents and materials	**21%**	17%
Labor	**11%**	11%
Allocation of selling, general and administrative costs	**3%**	3%
Direct cost as a percentage of contract revenues	**35%**	31%

Operating Expenses. Operating expenses for the year ended December 31, 2004 were $6,884,783 compared to $5,863,668 for the year ended December 31, 2003. This increase of $1,021,115 or 17% was primarily the result of the following:

- Research and development expenses (including the costs under the TSWG contract) increased $735,740 or 67% due to higher professional fees and research expenses at Sentigen Biosciences associated with the expansion of our research programs, and the initiation of the TSWG contract which accounted for $51,720 in costs and did not exist during 2003.
- Corporate overhead expenses increased $524,428 or 41%. The increase was primarily due to the increased costs associated with a full year of salary and consulting fees paid to our former executive vice president of commercial operations as well as higher professional fees.
- Depreciation and amortization costs increased $55,170 or 12%. This increase is attributable to depreciation on capital expenditures made by CMT in 2004.

These increases were partially offset by:

- Selling, general and administrative expenses of CMT declined $136,600 or 7% due to lower general costs associated with marketing and sales expenses as well as lower consulting and service fees.
- A decline in stock-based compensation costs of $157,623 or 17%. The decline in stock-based compensation results from the one-time charge taken in September 4, 2003 as a result of the amendment to a stock option agreement with our Chairman of the Board, Chief Executive Officer and President. This decline attributable to this one-time charge was partially offset by increases in the fair values of stock options granted to non-employee scientific consultants resulting from the increase in the price of our common stock during the three months ended March 31, 2004.

Loss from Continuing Operations. Loss from continuing operations for the year ended December 31, 2004 was $2,766,839, compared to a loss from continuing operations of $1,685,067 for the year ended December 31, 2003, an increase of 64%.

The breakdown of our loss from continuing operations for the year ended December 31, 2004 as compared to the year ended December 31, 2003 is as follows:

For the Year Ended December 31,	**2004**	2003	Percent Change
Income from operations provided by CMT	**$ 1,342,984**	$ 1,725,336	(22)%
Loss from operations of Sentigen Biosciences	**(2,114,737)**	(1,259,673)	(68)%
Parent company expenses	**(2,087,159)**	(2,122,598)	2%
Net interest income	**179,849**	35,567	406%
Provision for income taxes	**(87,776)**	(63,699)	(38)%
Total	**$(2,766,839)**	$(1,685,067)	(64)%

The income from operations provided by CMT declined 22% for the year ended December 31, 2004 compared to the year ended December 31, 2003. The decline is attributable to increased depreciation and amortization costs as well as increased direct materials costs on services revenue. The loss from operations of Sentigen Biosciences increased 68% due to the expansion of our research programs. Net interest income increased 406% due to the investment of our cash and cash equivalents in two-year U.S. Treasury Notes during 2004. Our provision for income taxes increased due to higher state income taxes at CMT.

Income from Discontinued Operations, net of taxes. Income from discontinued operations includes the income from operations of the Specialty Media Division of CMT, net of income taxes. The Division was sold to Serologicals Corporation on February 22, 2005 for $6.5 million in cash. Income from discontinued operations, net of tax for the year ended December 31, 2004 increased 30% when compared to the year ended December 31, 2003. The increase is attributable to a 12% increase in revenues augmented by a decline in overhead costs associated with the operation of the division.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Revenues. Revenues for the year ended December 31, 2003 were $6,076,502 compared to revenues of $4,555,242 for the year ended December 31, 2002. This increase of $1,521,260, or 33%, was the result of an increase of $1,621,263, or 36%, in services revenue from CMT, offset, in part, by a decrease of $100,003, or 100% in grant revenues from Sentigen Biosciences. Our consolidated revenues in 2003 were entirely attributable to the operations of CMT.

An analysis of the services revenue earned by CMT is as follows:

For the Year Ended December 31,	**2004**	2003	Percent Change
HTS contract	**$2,400,000**	$2,004,000	20%
All other contracts	**3,676,502**	2,451,239	50%
Total	**$6,076,502**	$4,455,239	36%

The services revenue for high-throughput screening, or HTS, services is derived from a retainer contract. The contract provided for payments of $200,000 per month, regardless of the volume of services performed during the month. The term of the contract was for one year and ended on December 31, 2003. The 20% increase in the revenues received under the contract resulted from the increase in HTS services required by the customer to support its HTS programs during the year ended December 31, 2003 compared to the year ended December 31, 2002. The 50% growth in services revenue from other contracts was driven by mouse genetics services and protein expression services.

Income after Direct Costs and Gross Margin. Income after direct costs for the year ended December 31, 2003 was $4,206,733 (a gross margin on revenue of 69%) compared to income after direct costs of $3,094,612 (a gross margin on revenue of 68%) for the year ended December 31, 2002.

Operating Expenses. Operating expenses for the year ended December 31, 2003 were $5,863,668 compared to $4,608,243 for the year ended December 31, 2002. This increase of $1,255,425, or 27%, was primarily the result of the following:

- Selling, general and administrative expenses of CMT increased $182,075, or 10%, due to higher commercial insurance expenses, higher compensation expenses and higher marketing and sales expenses.
- Research and development expenses increased $201,723, or 22%, due to higher professional fees and research expenses at Sentigen Biosciences.
- Corporate overhead expenses increased $206,815 or 19%. The increase was primarily due to the increased costs associated with the hiring of our Executive Vice President of Commercial Operations and increased professional fees for legal services.
- An increase in stock-based compensation costs of $720,763. The increase in stock-based compensation results from the September 4, 2003 amendment to a stock option agreement with our Chairman of the Board, Chief Executive Officer and President. The stock option is for the purchase of 217,000 shares of our common stock at $1.625 per share and was originally granted on May 1, 1996. The stock option is fully vested and would have expired on April 30, 2004. The amendment extended the life of the option to April 30, 2006. All other terms of the stock option agreement remain unchanged. As a result of this amendment and according to FASB Interpretation No. 44 to APB Opinion No. 25 we recognized stock-based compensation in the amount of $820,407.
- These increases were partially offset by a decrease of $30,948 in depreciation and amortization expenses.

Loss from Continuing Operations. Loss from continuing operations for the year ended December 31, 2003 was $1,685,067, compared to a loss from continuing operations of $1,310,673 for the year ended December 31, 2002, an increase of 29%. The breakdown of our net loss from continuing operations for the years ended December 31, 2003 as compared to the year ended December 31, 2002 is as follows:

For the Year Ended December 31,	**2004**	2003	Percent Change
Income from operations provided by CMT	**$ 1,725,336**	$ 709,455	143%
Loss from operations of Sentigen Biosciences	**(1,259,673)**	(1,124,787)	(12)%
Parent company expenses	**(2,122,598)**	(1,098,299)	(93)%
Net interest income	**35,567**	262,341	(86)%
Provision for income taxes	**(63,699)**	(59,383)	7%
Total	**$(1,685,067)**	$(1,310,673)	(29)%

The increased income from operations provided by CMT was driven by its 36% increase in revenues. The revenue increase was augmented by reduced selling, general and administrative costs as a percentage of revenue. The loss from operations of Sentigen

Biosciences increased due to higher research costs and professional fees. The loss from holding company expenses increased by 93% due to the additional stock-based compensation of $820,407 recognized for the extension of the life of a stock option previously granted to our Chairman of the Board, Chief Executive Officer and President and the additional costs associated with the hiring of our Executive Vice President of Commercial Operations. Interest income, net of interest expenses declined 86% due to the decline in yields on U.S. Treasury and money market securities, in which we invest our available cash.

Income from Discontinued Operations, net of taxes. Income from discontinued operations includes the net income of the Specialty Media Division of CMT, net of income taxes, which was sold to Serologicals Corporation on February 22, 2005 for $6.5 million in cash. Income from discontinued operations, net of tax for the year ended December 31, 2003 increased 3% when compared to the year ended December 31, 2002. The increase was generally attributable to price increases implemented in the division.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, we had $347,560 in cash and cash equivalents and $9,738,938 invested in U.S. Treasury Notes. Our working capital as of December 31, 2004 was $9,569,381. During the year ended December 31, 2004, we financed our operations through working capital and capital expenditures primarily through a commercial bank loan and a capital lease.

On February 22, 2005, we purchased a $5,000,000 face value, 3.125%, U.S. Treasury Note, maturing on January 31, 2007 with a portion of the proceeds from the sale of the Specialty Media Division.

On May 11, 2004, we purchased a $9,000,000 face value, 3.125% U.S. Treasury Note maturing on May 15, 2007. On October 5, 2004, we purchased a $750,000 face value, 2.500% U.S. Treasury Note maturing on September 30, 2006. These purchases account for the majority of the $9,739,392 decline in cash and cash equivalents reported in our consolidated statement of cash flow for the year ended December 31, 2004.

On January 22, 2003, we sold $5,250,000 face value, 2.125% U.S. Treasury Notes maturing on October 31, 2004. The proceeds from the sale were reinvested in 90-day U.S. Treasury Bills. Capital gains recognized from the transaction were minimal. This sale accounts for the majority of the $5,266,985 increase in cash and cash equivalents reported in our consolidated statement of cash flows.

We believe that our financial resources will be sufficient to fund operations and capital requirements for at least the next 12 months. However, substantial amounts of additional financing either directly or through partnerships may be required to fully commercialize the systems and research programs undertaken by us. There is no assurance that such financing can be obtained on reasonable terms. It is possible that any such financing may be dilutive to current stockholders and the terms of any debt financings likely could contain restrictive covenants limiting our ability to do certain things, including paying dividends. Our ability to obtain financing depends upon the status of future business prospects, as well as conditions prevailing in the capital markets.

Sentigen Biosciences

Sentigen Biosciences was formed in February of 2000 and is focusing on research and development activities. The licensing agreement with Columbia that we entered into in April 2000 required us to contribute a minimum of $1,000,000 into Sentigen Biosciences within one year of the date of the agreement (by April 2001) or we must have been involved in active negotiations to raise $1,000,000 in additional funding. We satisfied this provision through the consummation of a private placement in November 2000 in which we sold 863,834 shares of our common stock at $6.00 per share for aggregate gross proceeds of $5,183,004.

Another provision of the agreement required that a minimum of $50,000 per six-month period or $100,000 per annual period be spent on bona fide research and development of the patents and licenses subject to the agreement from the second through the fourth years of the agreement (April 2002 through April 2004) or we must have been involved in active negotiation to raise $1,000,000 in additional funding. We satisfied this provision through April 2004.

On May 27, 2004, we entered into a second license agreement with Columbia for the exclusive license to Columbia's rights under patent applications developed jointly by us and Columbia in the area of assaying receptor activity. In consideration of the May 27, 2004 exclusive license agreement, we agreed to the following:

- We will pay Columbia a royalty totaling 5% of the net sales received by us on any products developed by us and approved by the Food & Drug Administration ("FDA").
- We will also pay to Columbia a royalty totaling 5% of any payments received by us on any products approved by the FDA that were developed pursuant to sublicenses of our rights under the patents.

We are also obligated to spend the following on the research and development of products under the patents:

- A minimum of $1,000,000 from May 27, 2004 through December 31, 2005 and
- A minimum of $100,000 per year for calendar years 2006 through 2010.

For the period from May 27, 2004 through December 31, 2004, we spent approximately $920,000 on the research and development of products under the patents.

There is no assurance that the technology related to the licensing agreements with The Trustees of Columbia University or other technologies involved in the research and development activities of Sentigen Biosciences will prove to be productive. In the event we decide to terminate such activities, there will be associated costs to us, such as payment to employees and expenses related to the closing of its facility at 3960 Broadway, New York, New York. No provisions have been made for such possible further expense.

Cell & Molecular Technologies, Inc.

On August 13, 2004, CMT borrowed $110,310 under a $500,000 commercial bank loan commitment to finance capital expenditures. We are required to pay interest at the prime rate on principal amounts borrowed during the first year of the promissory note. At the conclusion of the first year of the promissory note (July 2005), a principal repayment schedule will be negotiated and the interest rate will become fixed. On October 26,

2004, CMT borrowed an additional $197,373 under this loan commitment. On December 3, 2004, we borrowed an additional $53,719 under the commitment.

In April 2004, CMT leased equipment for use in the provision of services under certain contracts. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $66,832. We used a fixed interest rate of 5.00% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in March 2007. Rental payments for the year ended December 31, 2004 totaled $17,782. Of those payments, $15,533 was applied to the capital lease liability and $2,249 was applied to interest expense. As of December 31, 2004, the total remaining obligation under this lease amounted to $51,299.

COMMITMENTS UNDER DEBT OBLIGATIONS AND LEASES

We were in compliance with all debt covenants as of and for the year ended December 31, 2004. As of December 31, 2004, the scheduled maturities of our indebtedness were:

	Amount due by Period				
Contractual Obligations	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Long-Term Debt Obligations	$ 871,411	122,367	399,942	312,962	36,140
Capital Lease Obligations	93,782	58,331	35,451	—	–
Operating Lease Obligations	641,095	410,450	230,645	—	–
Total	$1,606,288	591,148	666,038	312,962	36,140

INFLATION

We historically offset the impact of inflation through price increases. Periods of high inflation could have a material adverse impact on us to the extent that increased borrowing costs for floating rate debt may not be offset by increases in cash flow. There was no significant impact on our operations as a result of inflation during the years ended December 31, 2004, 2003 and 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS No. 123R for the Company is the third quarter of 2005. SFAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. The Company has not yet determined which of the methods it will use upon adoption.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a "lattice" model. The Company expects to continue using the Black-Scholes option pricing model upon adoption of SFAS No. 123R to measure the fair value of stock options.

The adoption of this statement will have the effect of reducing net income and income per share as compared to what would be reported under the current requirements. These future amounts cannot be precisely estimated because they depend on, among other things, the number of options issued in the future, and accordingly, the Company has not determined the impact of adoption of this statement on its results of operations.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for the year ended December 31, 2002.

The following table reconciles net loss and diluted earnings per share (EPS), as reported, to pro forma net loss and diluted EPS, as if we had expensed the fair value of employee stock options as permitted by SFAS No. 123, as amended by SFAS No. 148, since it permits alternative methods of adoption.

	2004	2003	2002
Net Loss:			
As reported	**$(1,714,520)**	$ (873,188)	$(522,031)
Pro forma expense as if employee stock options were charged against net loss	**(474,224)**	(244,551)	(192,051)
Pro forma net loss using the fair value method	**$(2,118,744)**	$(1,117,739)	$(714,082)
Basic and Diluted EPS:			
As reported	**$(0.23)**	$(0.12)	$(0.07)
Pro forma using the fair value method	**$(0.28)**	$(0.15)	$(0.10)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Sentigen Holding Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sentigen Holding Corp. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
March 18, 2005

Consolidated Balance Sheets

December 31,	**2004**	2003
Assets		
Current assets		
Cash and cash equivalents	**$ 347,560**	$10,086,952
U.S. treasury notes, available for sale, at fair value	**9,738,938**	—
Assets held for sale	**1,173,962**	1,178,215
Accounts receivable—net of allowance for doubtful accounts of $40,000 for 2004 and 2003	**616,831**	585,151
Unbilled services	**—**	4,650
Accrued interest receivable	**39,844**	4,156
Prepaid expenses	**193,542**	70,396
	12,110,677	11,929,520
Property, plant and equipment	**3,106,815**	2,588,464
Equipment under capital lease	**197,777**	130,945
Less: accumulated depreciation	**2,365,326**	1,890,269
	939,266	829,140
Other assets		
Security deposits	**21,111**	20,411
Deferred financing costs—net of accumulated amortization of $3,326 for 2004 and $2,626 for 2003	**174**	874
License costs—net of accumulated amortization of $123,110 for 2004 and $97,191 for 2003	**317,515**	343,434
	338,800	364,719
Total assets	**$13,388,743**	$13,123,379
Liabilities and stockholders' equity		
Current liabilities		
Current maturities of long-term debt	**$ 122,367**	$ 210,966
Liability under capital lease—current portion	**58,331**	44,448
Liabilities held for sale	**467,438**	423,666
Accounts payable and accrued expenses	**968,820**	718,063
Customer deposits	**910,295**	234,570
Unearned revenue	**14,045**	8,600
	2,541,296	1,640,313
Liability under capital lease—long-term	**35,451**	42,483
Long-term debt—net of current maturities	**749,044**	509,389
Total liabilities	**3,325,791**	2,192,185
Stockholders' equity		
Preferred Stock—$.01 par value, 5,000,000 shares authorized—none issued or outstanding	**$ —**	$ —
Common Stock—$.01 par value, 20,000,000 shares authorized, 7,470,692 and 7,454,744 shares issued and outstanding in 2004 and 2003, respectively	**74,706**	74,547
Additional paid-in capital	**14,035,532**	13,185,570
Accumulated other comprehensive income	**(3,843)**	—
Accumulated deficit	**(4,043,443)**	(2,328,923)
Total stockholders' equity	**10,062,952**	10,931,194
Total liabilities and stockholders' equity	**$13,388,743**	$13,123,379

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,	**2004**	2003	2002
Revenue			
Services revenue	**$ 6,126,840**	$ 6,076,502	$ 4,455,239
Federal contract and grants	**188,213**	—	100,003
	6,315,053	6,076,502	4,555,242
Direct costs			
Services revenue	**2,166,413**	1,869,769	1,385,630
Federal contract and grants	**122,769**	—	75,000
	2,289,182	1,869,769	1,460,630
Income after direct costs			
Services revenue	**3,960,427**	4,206,733	3,069,609
Federal contract and grants	**65,444**	—	25,003
	4,025,871	4,206,733	3,094,612
Operating expenses			
Selling, general and administrative costs	**1,941,722**	2,078,322	1,896,247
Research and development	**1,786,773**	1,102,753	901,030
Federal contract and grants	**51,720**	—	25,003
Corporate overhead	**1,816,547**	1,292,119	1,085,304
Stock-based compensation	**785,577**	943,200	222,437
Depreciation and amortization	**502,444**	447,274	478,222
	6,884,783	5,863,668	4,608,243
Operating loss	**(2,858,912)**	(1,656,935)	(1,513,631)
Interest income	**222,630**	88,387	340,721
Interest expense	**42,781**	52,820	78,380
	179,849	35,567	262,341
Loss from continuing operations before provision for income taxes	**(2,679,063)**	(1,621,368)	(1,251,290)
Provision for income taxes	**87,776**	63,699	59,383
Loss from continuing operations	**(2,766,839)**	(1,685,067)	(1,310,673)
Income from discontinued operations, net of tax	**1,052,319**	811,879	788,642
Net loss	**$(1,714,520)**	$ (873,188)	$ (522,031)
Other comprehensive net income (loss):			
Change in unrealized gain/(loss) on U.S. Treasury Notes	**(3,843)**	(13,817)	13,817
Comprehensive loss	**$(1,718,363)**	$ (887,005)	$ (508,214)
Net loss per share information:			
Basic and diluted loss per share from continuing operations	**$(0.37)**	$(0.23)	$(0.18)
Basic and diluted income per share from discontinued operations	**$ 0.14**	$ 0.11	$ 0.11
Basic and diluted net loss per share	**$(0.23)**	$(0.12)	$(0.07)
Weighted average shares outstanding:			
Basic and Diluted	**7,463,985**	7,453,664	7,390,300

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount				
Balance—January 1, 2002	7,147,324	$ 71,474	$ 11,812,612	$ —	$ (933,704)	$ 10,950,382
Stock options exercised	303,720	3,037	202,847	—	—	205,884
Stock-based compensation	—	—	222,437	—	—	222,437
Change in unrealized gain on U.S. Treasury Notes	—	—	—	13,817	—	13,817
Net loss	—	—	—	—	(522,031)	(522,031)
Balance—December 31, 2002	7,451,044	$ 74,511	$ 12,237,896	$13,817	$ (1,455,735)	$ 10,870,489
Stock options exercised	3,700	36	4,474	—	—	4,510
Stock-based compensation	—	—	943,200	—	—	943,200
Change in unrealized gain on U.S. Treasury Notes	—	—	—	(13,817)	—	(13,817)
Net loss	—	—	—	—	(873,188)	(873,188)
Balance—December 31, 2003	7,454,744	$ 74,547	$ 13,185,570	$ —	$ (2,328,923)	$ 10,931,194
Stock options exercised	**15,948**	**159**	**64,385**	**—**	**—**	**64,544**
Stock-based compensation	**—**	**—**	**785,577**	**—**	**—**	**785,577**
Change in unrealized gain on U.S. Treasury Notes	**—**	**—**	**—**	**(3,843)**	**—**	**(3,843)**
Net loss	**—**	**—**	**—**	**—**	**(1,714,520)**	**(1,714,520)**
Balance—December 31, 2004	**7,470,692**	**$74,706**	**$14,035,532**	**$(3,843)**	**$(4,043,443)**	**$10,062,952**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	**2004**	2003	2002
Cash flows from operating activities:			
Net (loss)	**$ (1,714,520)**	$ (873,188)	$ (522,031)
Income from discontinued operations, net of tax	**(1,052,319)**	(811,879)	(788,642)
Loss from continuing operations	**(2,766,839)**	(1,685,067)	(1,310,673)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operations			
Depreciation and amortization	**502,444**	447,274	478,222
Stock-based compensation	**785,577**	943,200	222,437
Decrease (increase) in:			
Accrued interest receivable	**(35,688)**	14,489	28,490
Accounts receivable, net of allowance	**(31,680)**	(235,154)	(66,716)
Unbilled services	**4,650**	10,750	33,845
Prepaid expenses	**(123,146)**	105,320	(100,462)
Security deposits	**(700)**	(2,450)	(6,044)
Increase (decrease) in:			
Accounts payable and accrued expenses	**250,757**	176,423	162,929
Customer deposits and unearned revenue	**681,170**	(226,187)	266,994
Net cash (used in) operating activities from continuing operations	**(733,455)**	(451,402)	(290,978)
Cash flows from investing activities:			
Capital expenditures	**(518,351)**	(124,583)	(485,190)
Purchases of U.S. Treasury Notes	**(9,742,781)**	—	(5,300,112)
Sales of U.S. Treasury Notes	**—**	5,293,602	—
Maturities of U.S. Treasury Notes	**—**	—	4,905,000
Net cash (used in) provided by investing *activities from continuing operations*	**(10,261,132)**	5,169,019	(880,302)
Cash flows from financing activities:			
Proceeds from long-term debt issuance	**361,402**	—	315,663
Principal payments on long-term debt	**(210,346)**	(230,986)	(131,079)
Payments on capital lease obligations	**(59,981)**	(36,129)	(7,885)
Proceeds from stock options exercised	**64,544**	4,510	205,884
Net cash provided by (used in) financing activities from continuing operations	**155,619**	(262,605)	382,583
Net cash provided by discontinued operations	**1,099,576**	811,973	719,392
(Decrease) increase in cash and cash equivalents	**(9,739,392)**	5,266,985	(69,305)
Cash and cash equivalents—beginning of period	**10,086,952**	4,819,967	4,889,272
Cash and cash equivalents—end of period	**$ 347,560**	$10,086,952	$ 4,819,967

Supplemental Disclosures of Cash Flow Information			
Cash paid during the year:			
Interest	**$ 54,211**	$ 71,774	$ 101,307
Income taxes	**$ 188,130**	$ 157,000	$ 174,987
Non-cash investing and financing activities:			
Investing activities:			
Equipment acquired under capital lease	**$ (66,832)**	$ (35,000)	$ (95,945)
Financing activities:			
Debt incurred under capital lease	**$ 66,832**	$ 35,000	$ 95,945

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

1. Organization and Nature of Operations

We are a biotechnology company conducting business through two wholly-owned operating subsidiaries, Sentigen Biosciences, Inc. ("Sentigen Biosciences") and Cell & Molecular Technologies, Inc. ("CMT"). Sentigen Biosciences has been primarily engaged in the development and commercialization of novel bioassay systems that elucidate the underlying biology of protein-protein interactions. Sentigen Biosciences has initially targeted its Tango™ Assay System to address the functionalization of G protein-coupled receptors (GPCRs) for pharmaceutical drug discovery and development. Sentigen Biosciences has filed patent applications on its Assay System and it expects to file additional patent applications on this technology and related matters in the future. CMT provides contract research and development services to companies engaged in the drug discovery process.

The operations of Sentigen Biosciences are reflected as research and development expenses in our consolidated statements of operations. Sentigen Biosciences' operations, since its inception in February 2000, consist primarily of research and development.

CMT is a contract research organization that specializes in supporting the drug discovery process. CMT provides custom contract research services and High Throughput Screening ("HTS") support services. On February 22, 2005, we sold the assets of Specialty Media, a division of CMT, for $6.5 million in cash. Accordingly, the assets and liabilities of Specialty Media have been accounted for as assets and liabilities held for sale in our consolidated balance sheets. In addition, the statements of operation for Specialty Media have been accounted for as discontinued operations, in our consolidated statements of operations.

The expenses of the parent company, Sentigen Holding Corp. are reflected as "Corporate overhead" expenses in our consolidated statements of operations and include the following major classes: (1) compensation and employee benefits cost for the chairman of the board, chief financial officer, executive vice president of commercial operations and administrative assistant, (2) professional fees for legal and accounting services, (3) office rental, utilities and communication costs, (4) stock market listing fees and other related public company expenses and (5) business travel expenses.

We were incorporated under the laws of the State of Delaware in May 1990. After having engaged in the acquisition and operation of different businesses subsequent to our initial public offering in August 1990, we commenced our current business operations when we acquired CMT in May 1998. CMT was incorporated on May 6, 1997 to acquire all of the outstanding stock in each of Specialty Media, Inc. and Molecular Cell Science, Inc., two entities operating in the biotechnology and pharmaceutical industries since 1987 and 1991, respectively. Sentigen Corp. was formed on February 16, 2000, and changed its name to Sentigen Biosciences, Inc. on February 24, 2004. We changed our name from Prime Cellular Inc. to Sentigen Holding Corp. on June 23, 2000. On January 9, 2002, our common stock began trading on The NASDAQ SmallCap Market under the symbol SGHL.

2. Summary of Significant Accounting Policies

a. Principles of Consolidation—The consolidated financial statements include the accounts of Sentigen Holding Corp. and its wholly owned subsidiaries, after elimination of all inter-company accounts and transactions.

b. Cash and Cash Equivalents—Cash and cash equivalents include liquid investments with maturities of three months or less at the time of purchase.

c. U.S. Treasury Notes—Investments in U.S. Treasury Notes are defined as available for sale under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and, as such, have been reported at fair value. Quoted market prices are used to determine fair value.

d. Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is provided on both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years. Amortization of leasehold improvements is provided on the straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term. Repairs and maintenance, which do not extend the useful lives of the related assets, are expensed as incurred.

e. License and Deferred Costs—License costs are amortized over 17 years on a straight-line basis and result from our exclusive licensing agreement with the Trustees of Columbia University (See Note 6). Deferred financing costs were incurred in connection with various loan facilities. Deferred financing costs are amortized on a straight-line basis over the duration of the related loan.

f. Impairment—Intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. A review for impairment includes comparing the carrying value of an asset to an estimate of the undiscounted net future cash inflows over the life of the asset. An asset is considered to be impaired when the carrying value exceeds the calculation of the undiscounted net future cash inflows or fair market value. An impairment loss is defined as the amount of the excess of the carrying value over the fair market value of the asset. We believe that none of our intangible and long-lived assets are impaired as of December 31, 2004.

g. Revenue Recognition—CMT's services are performed on a fee-for-service, fixed contract basis that provide for payments after specific research milestones are achieved. Revenues from fixed price contracts with a term of more than 12 months are recognized using the percentage-of-completion method for fixed price contracts. Work-in-process, representing time and costs incurred on projects in process in excess of amounts billed to customers, are recorded as "Unbilled services" on our consolidated balance sheets. Unearned revenue represents amounts billed in excess of costs incurred and are recorded as liabilities on our consolidated balance sheets. Revenues for fixed price contracts with a term of less than 12 months are recognized when specific research milestones are achieved.

h. Direct Costs—Direct costs incurred in the delivery of services at CMT are expensed as such costs are incurred. Direct costs include: (1) costs incurred for direct materials used in the services performed under research contracts, (2) an allocation of the compensation costs for the time incurred on such contracts by scientists, (3) an allocation of indirect materials costs for general laboratory expenses incurred for the benefit of all contracts in process, and (4) an allocation of certain general and administrative expenses incurred by CMT.

i. Selling, General and Administrative Costs—Selling, general and administrative costs incurred in the operation of CMT are expensed as incurred. The major classes of selling, general and administrative expenses incurred by CMT are as follows: (1) compensation and employee benefit costs of CMT's management, sales, and administrative staff, (2) compensation and employee benefit costs for the time of scientific personnel spent on selling, general and administrative activities, (3) facilities rental, utilities, communication costs and related operating expenses, (4) marketing, sales and advertising costs, (5) business travel expenses, (6) commercial and product liability insurance costs, (7) repairs and maintenance costs on facilities and laboratory equipment and (8) professional fees for legal and accounting services.

j. Research and Development Costs—Research and development costs are expensed as such costs are incurred. The operations of Sentigen Biosciences are reflected as research and development expenses in our consolidated statements of operations. Sentigen Biosciences' operations, since its inception in February 2000, consist entirely of research and development. Total expenditures on research and development for 2004, 2003 and 2002 were $1,961,262, $1,102,753 and $1,001,033, respectively.

k. Corporate Overhead Costs—Corporate overhead costs are expensed as such costs are incurred. The expenses of the parent company are reflected as corporate overhead expenses in our consolidated statements of operations and include the following major classes: (1) compensation and employee benefits cost for the chairman of the board, chief financial officer, executive vice president of commercial operations and administrative assistant, (2) professional fees for legal and accounting services, (3) office rental, utilities and communication costs, (4) stock market listing fees and other related public company expenses and (5) business travel expenses.

l. Federal Contracts and Research Grants—On July 26, 2004, we were awarded a contract by the Technical Support Working Group (TSWG)—an interagency government office with representatives from the Departments of Defense, State and Homeland Security—to develop advanced biotechnology for the detection of explosives and other threats. The contract, entitled "Olfactory Receptor Microarray-Based Sensor for Explosives Detection (ORM-EDS)," will provide Sentigen Biosciences with $1.65 million in research funding through July 2006. We are conducting research for the development of a freestanding sensor for the detection of explosive agents. The sensor is aimed at reproducing the sensitivity, versatility and chemical range of the mammalian nose. We are attempting to isolate, produce and assemble mammalian olfactory receptors into microarrays that would allow the nano-scale monitoring of patterns of olfactory receptor activation resulting from exposure to potentially harmful agents. The contract provides for the reimbursement of research expenditures plus a fixed profit margin. Through December 31, 2004, we have earned revenues of $183,213 under this contract, while incurring total costs of $174,489.

In 2002, Sentigen Biosciences was awarded a NIH Federal Phase I Grant. The grant covers the direct costs of a specific project within Sentigen Biosciences overall research program as well as an allocation for the facilities and administrative costs of Sentigen Biosciences related to the project. The project funded under this grant was completed by Sentigen Biosciences in 2002; therefore, the receipt of funds and the project costs were recorded in our consolidated statements of operations, during the year ended December 31, 2002.

m. Income Taxes—Certain income and expense items are accounted for differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets and liabilities and the tax effect of net operating loss and tax credit carryforwards applying the enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

n. Advertising, Marketing and Sales Costs—Advertising, marketing and sales costs are expensed as such costs are incurred. Advertising, marketing and sales costs during 2004, 2003 and 2002 were $327,589, $333,157 and $300,898, respectively. These costs are included in selling, general and administrative expenses in our consolidated statements of operations.

o. Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

p. Earnings Per Share—The accompanying financial statements include earnings per share calculated as required by SFAS No. 128, "Earnings Per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share include the effects of securities convertible into common stock, consisting of stock options, to the extent such conversion would be dilutive. Potential common stock was excluded from the computation for the years ended December 31, 2004, 2003 and 2002 because of SFAS No. 128 which prohibits adjusting the denominator of diluted EPS for additional potential common shares when a net loss from continuing operations is reported.

q. Stock-Based Compensation—SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We continue to account for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided to employees where the exercise price is equal to the market price at the date of the grants. Options issued to non-employees are valued at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The expense for options issued to non-employees is recorded as stock based compensation in our consolidated statements of operations. On September 4, 2003, the life of a stock option previously granted to the Chairman of the Board, Chief Executive Officer and President was extended. The option is for the purchase of 217,000 shares of common stock at $1.625 per share and was originally granted on May 1, 1996. The stock option is fully vested and would have expired on April 30, 2004. The amendment extended the life of the option to April 30, 2006. As a result of this amendment and according to FASB Interpretation No. 44 to APB Opinion No. 25, we recognized stock-based compensation in the amount of $820,407 (See Note 13).

r. Segments—The accompanying financial statements include segment disclosure as required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which expands and modifies disclosures but has no impact on the consolidated financial position or results of operations or cash flows. Our reportable operating segments are: CMT, Sentigen Biosciences and Corporate. On February 22, 2005, we sold the assets of Specialty Media, a division of CMT, for $6.5 million in cash. Accordingly, the assets and liabilities of Specialty Media have been accounted for as assets and liabilities held for sale in our consolidated balance sheets. In addition, the statements of operation for Specialty Media have been accounted for as discontinued operations, net of tax in our consolidated statements of operations.

s. Reclassification—Certain amounts from the prior years have been reclassified to conform to the current year's presentation. These reclassifications have no effect on previously reported net losses.

t. Fair Value of Financial Instruments—The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of our U.S. Treasury Notes is based upon the quoted market price on the last business day of the fiscal year. The carrying value of long-term debt approximates fair value.

u. Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS No. 123R for the Company is the third quarter of 2005. SFAS No. 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. The Company has not yet determined which of the methods it will use upon adoption.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a "lattice" model. The Company expects to continue using the Black-Scholes option pricing model upon adoption of SFAS No. 123R to measure the fair value of stock options.

The adoption of this statement will have the effect of reducing net income and income per share as compared to what would be reported under the current requirements. These future amounts cannot be precisely estimated because they depend on, among other things, the number of options issued in the future, and accordingly, the Company has not determined the impact of adoption of this statement on its results of operations.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for the year ended December 31, 2002.

The following table reconciles net loss and diluted earnings per share (EPS), as reported, to pro forma net loss and diluted EPS, as if we had expensed the fair value of employee stock options as permitted by SFAS No. 123, as amended by SFAS No. 148, since it permits alternative methods of adoption.

	2004	2003	2002
Net Loss:			
As reported	**$(1,714,520)**	$ (873,188)	$(522,031)
Pro forma expense as if employee stock options were charged against net loss	**(474,224)**	(244,551)	(192,051)
Pro forma net loss using the fair value method	**$(2,118,744)**	$(1,117,739)	$(714,082)
Basic and Diluted EPS:			
As reported	**$(0.23)**	$(0.12)	$(0.07)
Pro forma using the fair value method	**$(0.28)**	$(0.15)	$(0.10)

3. U.S. Treasury Notes

At December 31, 2004, we held the following U.S. Treasury Notes:

	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
U.S. Treasury Note, $9,000,000 face value coupon rate of 3.1250% maturing on May 15, 2007	$8,993,665	$8,995,410	$ 1,745
U.S. Treasury Note, $750,000 face value coupon rate of 2.5000% maturing on September 30, 2006	749,116	743,528	(5,588)
Total U.S. Treasury Notes as of December 31, 2004	$9,742,781	$9,738,938	$(3,843)

On February 22, 2005, we purchased a $5,000,000 face value, 3.125%, U.S. Treasury Note, maturing on January 31, 2007 with a portion of the proceeds from the sale of the Specialty Media Division.

On May 11, 2004, we purchased the $9,000,000 face value, 3.125%, U.S. Treasury Note maturing on May 15, 2007. On October 5, 2004 we purchased the $750,000 face value, 2.500%, U.S. Treasury Note maturing on September 30, 2006. These purchases account for the majority of the $9,739,392 decline in cash and cash equivalents reported in our consolidated statement of cash flow for the year ended December 31, 2004.

On January 22, 2003, we sold a 2.125%, $5,250,000 face value U.S. Treasury Note due October 31, 2004. We received gross proceeds of $5,319,871 of which $26,574 represented accrued interest. Capital gains recognized on the sale were minimal. The proceeds were invested in 90-day U.S. Treasury Bills. This sale accounts for the majority of the $5,266,985 increase in cash and cash equivalents reported in our consolidated statement of cash flows for the year ended December 31, 2003.

4. Discontinued Operations

On February 22, 2005, we entered into agreements with Serologicals Corporation and its direct and indirect subsidiaries, Chemicon Specialty Media, Inc. ("Purchaser") and Chemicon International, Inc., pursuant to which CMT sold substantially all of the assets, including the facility on 580 Marshall Street, Phillipsburg, NJ, of its Specialty Media Division (the "Division") to the Purchaser for $6,500,000 in cash.

Pursuant to the Asset Purchase Agreement among the parties, CMT sold substantially all of the assets of the Division for $6,095,000, subject to post-closing working capital adjustments. Of this amount, $500,000 is being held in escrow pursuant to the terms of an Escrow Agreement to satisfy indemnification obligations of the Company or CMT. Assuming no indemnification obligations of the Company or CMT, $250,000 will be paid to the Company on each of the six-month and one-year anniversaries of the Asset Purchase Agreement.

The parties also entered into an Agreement of Sale pursuant to which the Purchaser acquired the Division's facility at 580 Marshall St., Philipsburg, NJ for $405,000 (the "Real Estate Purchase Agreement"). The Purchaser also agreed to retire the outstanding loan in the amount of $243,310 secured by a mortgage on the property pursuant to the terms of the Asset Purchase Agreement.

The parties also entered into a Transition Services Agreement pursuant to which CMT will provide the Purchaser with certain telecommunication, accounting and document management services until June 30, 2005.

The assets and liabilities of the Division are classified as "held-for-sale" as follows:

As of December 31,	**2004**	2003
Assets held for sale:		
Accounts receivable	**$ 443,986**	$ 355,419
Inventory	**234,875**	241,134
Deferred financing costs	**6,434**	7,202
Property, plant and equipment	**488,667**	574,460
Total assets held for sale	**$1,173,962**	$1,178,215
Liabilities held for sale:		
Accounts payable	**$ 222,943**	$ 173,996
Mortgage payable	**244,495**	249,670
Total liabilities held for sale	**$ 467,438**	$ 423,666

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the operations of the Division are reported separately as discontinued operations for all periods presented. The financial results of the Division, included in discontinued operations, were as follows:

For the Years Ended December 31,	2004	2003	2002
Product revenues	**$3,298,799**	$2,938,279	$2,662,204
Direct costs	**1,391,790**	1,227,770	1,102,466
Income after direct costs	**1,907,009**	1,710,509	1,559,738
Operating expenses:			
Selling, general and administrative	**672,405**	699,463	566,294
Research and development	**19,554**	16,419	1,666
Depreciation and amortization	**85,793**	105,225	100,283
Total operating expenses	**777,752**	821,107	668,243
Income from operations	**1,129,257**	889,402	891,495
Interest expenses	**11,429**	15,078	26,385
Income before provision for income taxes	**1,117,828**	874,324	865,110
Provision for income taxes	**65,509**	62,445	76,468
Net income from discontinued operations	**$1,052,319**	$ 811,879	$ 788,642

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	2004	2003
Building and Improvements	**$ 374,356**	$ 321,630
Machinery and Equipment	**2,489,578**	2,058,999
Equipment under capital lease	**197,777**	130,945
Furniture and Fixtures	**242,881**	207,835
Total Property, Plant and Equipment	**3,304,592**	2,719,409
Less: Accumulated Depreciation	**2,365,326**	1,890,269
Property, Plant and Equipment—net	**$ 939,266**	$ 829,140

Depreciation expense charged to continuing operations was $502,444, $447,274, $478,222 for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003, the carrying amounts of equipment under capital lease was $91,610 and $85,135, respectively.

6. Exclusive License Agreement

On April 10, 2000, Sentigen Biosciences entered into a license agreement with The Trustees of the Columbia University in New York for an exclusive worldwide right to Columbia's patent applications and other proprietary rights in the areas of insect chemosensation and olfaction. The licensing agreement with The Trustees of the Columbia University in New York required us to contribute a minimum of $1,000,000 into Sentigen Biosciences within one year of the date of the agreement (by April 2001) or we must have been involved in active negotiations to raise $1,000,000 in additional funding. We satisfied this provision through the consummation of a private placement in November 2000 in which 863,834 shares of our common stock was sold for $6.00 per share for aggregate gross proceeds of $5,183,004.

Another provision of the agreement requires that a minimum of $50,000 per six-month period or $100,000 per annual period be spent on bona fide research and development of the patents and licenses subject to the agreement from the second through the fourth years of the agreement (April 2002 through April 2004) or we must have been involved in active negotiation to raise $1,000,000 in additional funding. We satisfied this provision through April 2004.

In consideration of the license agreement, Columbia was issued 75,000 shares of our common stock and will receive royalties of 1% of the net sales of any licensed products or services. The value of this license agreement is recorded as license costs, net of accumulated amortization on the consolidated balance sheet. The original value of the license reflects the closing share price of our common stock on April 10, 2000. The value of the license, net of amortization as of December 31, 2004 and 2003 was $317,515 and $343,434, respectively. The following table details the expected amortization costs of the license over the next 5 years:

For the Years Ended:	Expected Amortization Expense
2005	$ 25,919
2006	25,919
2007	25,919
2008	25,919
2009	25,919
Total	$129,515

On May 27, 2004, we entered into a second license agreement with Columbia for the exclusive license to Columbia's rights under patent applications developed jointly by us and Columbia in the area of assaying receptor activity. In consideration of the May 27, 2004 exclusive license agreement, we agreed to the following:

- We will pay Columbia a royalty totaling 5% of the net sales received by us on any products developed by us and approved by the Food & Drug Administration ("FDA").
- We will also pay to Columbia a royalty totaling 5% of any payments received by us on any products approved by the FDA that were developed pursuant to sublicenses of our rights under the patents.

We are also obligated to spend the following on the research and development of products under the patents:

- A minimum of $1,000,000 from May 27, 2004 through December 31, 2005 and
- A minimum of $100,000 per year for calendar years 2006 through 2010.

For the period from May 27, 2004 through December 31, 2004, we spent approximately $920,000 on the research and development of products under the patents.

There is no assurance that the technology related to the licensing agreements with The Trustees of Columbia University or other technologies involved in the research and development activities of Sentigen Biosciences will prove to be productive. In the event we decide to terminate such activities, there will be associated costs to us, such as payment to employees and expenses related to the closing of its facility at 3960 Broadway, New York, New York. No provisions have been made for such possible further expense.

7. Federal Research Contracts and NIH Grants

On July 26, 2004, we were awarded a contract by the Technical Support Working Group (TSWG)—an interagency government office with representatives from the Departments of Defense, State and Homeland Security—to develop advanced biotechnology for the detection of explosives and other threats. The contract, entitled "Olfactory Receptor Microarray-Based Sensor for Explosives Detection (ORM-EDS)," will provide Sentigen Biosciences with $1.65 million in research funding through July 2006. We are conducting research for the development of a freestanding sensor for the detection of explosive agents. The sensor is aimed at reproducing the sensitivity, versatility and chemical range of the mammalian nose. We are attempting to isolate, produce and assemble mammalian olfactory receptors into microarrays that would allow the nano-scale monitoring of patterns of olfactory receptor activation resulting from exposure to potentially harmful agents. The contract provides for the reimbursement of research expenditures plus a fixed profit margin. Through December 31, 2004, we have earned revenues of $183,213 under this contract, while incurring total costs of $174,489.

On August 19, 2002, Sentigen Biosciences was awarded a NIH Federal Phase I Grant in the amount of $100,003. The term of the grant was from September 1, 2002 through February 28, 2003. The grant covers the direct costs of a specific project within Sentigen Biosciences overall research program as well as an allocation for facilities and administrative costs of Sentigen Biosciences related to the project. As of December 31, 2002, Sentigen Biosciences had completed the research project covered under the grant and all funds had been received from the NIH. The activity on this grant is reflected in the consolidated statements of operations for the year ended December 31, 2002.

8. Retirement Plan

We administer a 401(k) retirement plan for all eligible employees who meet certain eligibility criteria such as age, term of employment, etc. Eligible employees may elect to contribute a portion of their gross salary (subject to federal tax law) to the plan. We do not make matching contributions to the plan.

9. Long-Term Debt

Long-term debt consists of the following:

Company	Maturity	Face Value	Interest Rate	Description and Covenants	Unpaid Principal at December 31, 2004	2003
CMT	Matured August 2004	$350,000	5.50% (variable)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. Guarantor required to maintain unencumbered liquid assets of two-times the outstanding loan balance.	**$ —**	$ 43,572
CMT	May 2009	$720,000	5.25% (fixed)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. CMT is required to maintain cash-flow equal to 1.25 to 1.00 times annual debt service as well as maintain a debt to equity ratio of 3 to 1.	**488,982**	584,662
CMT	To be Negotiated	$361,402	4.50% (variable)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. CMT is required to maintain cash-flow equal to 1.25 to 1.00 times annual debt service as well as maintain a debt to equity ratio of 3 to 1.	**361,402**	—
Sentigen Biosciences	April 2005	$300,000	5.50% (variable)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. Guarantor required to maintain unencumbered liquid assets of two-times the outstanding loan balance.	**21,027**	92,121
					$ 871,411	$ 720,355
	Less: Current Maturities				**(122,367)**	(210,966)
	Long-Term Debt—Net				**$ 749,044**	$ 509,389

We were in compliance with all debt covenants as of December 31, 2004 and 2003.

On August 13, 2004, CMT borrowed $110,310 under a $500,000 promissory note to finance capital equipment expenditures. We are required to pay interest at the prime rate on principal amounts borrowed during the first year of the promissory note. At the conclusion of the first year of the promissory note (July 2005), a principal repayment schedule will be negotiated and the interest rate will become fixed. On October 26, 2004, CMT borrowed an additional $197,373 under this loan commitment. On December 3, 2004, CMT borrowed an additional $53,719 under this loan commitment.

On February 5, 2003, Sentigen Biosciences renegotiated the interest rate on its equipment loan maturing April 2005 from a fixed rate of 8.75% to a variable interest rate. The variable interest rate is the prime rate of interest plus 1.00% with a minimum interest rate of 5.50%.

On April 15, 2003, CMT renegotiated the interest rate on its equipment loan, maturing May 2009 from a fixed rate of 7.40% to a fixed rate of 5.25%. The amortization period of the loan remained unchanged.

A schedule of principal payments over the next five years is as follows:

	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Long-Term Debt Obligations	$871,411	122,367	399,942	312,962	36,140

10. Commitments

Joseph K. Pagano. On May 24, 1999, we entered into an employment agreement with Mr. Pagano to serve as Chairman of the Board, President and Chief Executive Officer. The employment agreement was for an initial term of one year and automatically renews thereafter unless notice is given by one of the parties. The employment agreement provided for annual base compensation of $85,000 and in March 2001 was amended to provide for annual base compensation of $175,000. On February 17, 2004, Mr. Pagano's annual base compensation was raised to $225,000. In connection with the employment agreement, the termination date of an option previously granted to Mr. Pagano to purchase 217,000 shares of our common stock was extended an additional three years to April 30, 2004. The termination date of this option was extended again on September 4, 2003 to April 30, 2006. On September 15, 2000, we granted Mr. Pagano an option to purchase an aggregate of 200,000 shares of our common stock at $9.00 per share, which expires as to 66,000 shares on September 15, 2005 and 134,000 shares on September 15, 2010. This option vests in four equal annual installments commencing on September 15, 2001.

Ronald C. Newbold. On January 3, 2005, we entered into an employment agreement with Ronald C. Newbold, Ph.D. pursuant to which the Company will employ Dr. Newbold as its Executive Vice President of Commercial Operations. The Agreement has an initial term of two years and will be renewed automatically for an additional one-year period at the end of each term unless either party gives notice not to extend. The agreement provides for an annual salary at the rate of $205,000, which will be reviewed annually. The agreement also provides for a $500 per month car allowance. Upon execution of the Agreement, Dr. Newbold received a bonus of $25,000. The Employment Agreement contemplates the development of a bonus plan providing for the payment of an annual bonus to Dr. Newbold upon achievement of certain operational and financial milestones. The bonus, payable at the end of 2005, will not be less than $25,000. Pursuant to the Employment Agreement, Dr. Newbold was also awarded an option to purchase 50,000 shares of the Company's common stock pursuant to the Company's 2000 Performance Equity Plan at an exercise price equal to $7.00 per share. The options will vest in equal annual installments over a four-year period.

Thomas Livelli. On May 23, 2001, CMT entered into an employment agreement with Mr. Livelli to serve as Chief Executive Officer and President of CMT until the earlier of May 22, 2006 or the two-year anniversary of a "change in control" (as such term is defined in the employment agreement). The employment agreement provided for an annual base compensation of $150,000, with automatic cost of living adjustments on each one-year anniversary of the agreement. Mr. Livelli is also entitled to participate in CMT's bonus plan, which is based on CMT's net profits (subject to certain adjustments) and allocated each year by the Board of Directors. Mr. Livelli's agreement provides that his bonus shall be at least $20,000 for each full fiscal year of employment. If such minimum bonus payment exceeds Mr. Livelli's allocated bonus under the plan, the excess shall be credited against any future allocated bonuses in excess of $20,000. The employment agreement provides for Mr. Livelli's employment on a full-time basis and contains a provision that the employee will not compete with us during the term of the employment agreement and for a period of two years thereafter. Pursuant to the employment agreement, Mr. Livelli was granted an option to purchase 25,000 shares of our common stock at $9.00 per share. This option expires on May 22, 2011 and vests in five equal annual installments commencing on January 1, 2002. On August 1, 2002, Mr. Livelli's employment agreement was amended to provide for an annual base salary of $165,000. Pursuant to the automatic cost of living adjustment provided for in the agreement, we increased Mr. Livelli's annual base salary to $169,571 effective May 23, 2003. In August, 2004, Mr. Livelli's annual base salary was increased to $200,000. On July 29, 2003, Mr. Livelli's employment agreement was amended to provide for a one-time bonus of $10,000 in addition to any bonus earned by Mr. Livelli in 2003. The amendment also extended the terms of Mr. Livelli's employment agreement to the earlier of May 22, 2008 or the two-year anniversary of a "change in control" (as such term is defined in the employment agreement).

Life Insurance Policies on Chairman of the Board and Scientific Consultant. In December 2002, we purchased insurance on the lives of Joseph K. Pagano and Richard Axel.

We purchased two term insurance policies on the life of Joseph K. Pagano, our Chairman of the Board, Chief Executive Officer and President. We are the beneficiary under one of the policies in the amount of $5 million. Mr. Pagano's son is the beneficiary under the other policy in the amount of $5 million. We are required to make annual premium payments of $23,750 until December 24, 2012, at which time scheduled annual premium increases begin. The policy is cancelable, non-participating and does not pay dividends.

We purchased a term insurance policy on the life of Richard Axel, a scientific consultant to us. We are the beneficiary under the policy in the amount of $10 million. We are required to make annual premium payments of $30,785 until December 9, 2012, at which time scheduled annual premium increases begin. The policy is cancelable, non-participating and does not pay dividends.

11. Leases

Operating Leases. Lease commitments classified as operating-type leases consist primarily of facilities, office equipment and certain laboratory equipment. Rental expenses for these operating-type leases are as follows:

Company	Purpose and Terms	Rental Expense for the Years Ended		
		2004	2003	2002
	Properties:			
CMT	In November 2001, CMT signed a 44-month lease for approximately 11,000 square feet of laboratory and office/warehouse space at 445 Marshall Street, Phillipsburg, New Jersey.	**$160,092**	$158,123	$144,793
Sentigen Biosciences	Sentigen Biosciences leases laboratory space at 3960 Broadway, New York, New York, 10032. In October 2004, we signed a one-year extension on this location and expanded this location by an additional 700 square feet	**82,161**	68,778	82,440
Sentigen Holding Corp.	We lease approximately 980 square feet of office space for use by our Board of Directors and Executive Officers at 434 East Cooper Street, Aspen, Colorado. The lease expires April 30, 2005; we intend to renew this lease, should the lease terms be acceptable to us.	**39,450**	40,993	38,654
CMT	In March 2001, CMT signed a 3-year lease for approximately 3,000 square feet of laboratory space at 418 Industrial Drive, North Wales, Pennsylvania. This space accommodates the high throughput screening support services group. In February 2003 , CMT expanded the 418 Industrial Drive location an additional 3,000 feet to include 422 Industrial Drive.	**36,000**	34,500	18,000
Sentigen Holding Corp.	On October 1, 2003, we leased an apartment in New York, New York in connection with our employment agreement with Erik R. Lundh. The lease expired on September 30, 2004 and was not renewed.	**22,050**	7,350	—
	Equipment:			
CMT	CMT leases certain laboratory and office equipment under operating leases.	**46,798**	22,748	17,294
Sentigen Biosciences	Sentigen Biosciences leases certain office equipment under operating leases.	**20,554**	5,460	4,195
Total Rental Expense		**$407,105**	$337,952	$305,376

Capital Leases. In April 2004, CMT leased equipment for use in the provision of services under certain contracts. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $66,832. We used a fixed interest rate of 5.00% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in March 2007. Rental payments for the year ended December 31, 2004 totaled $17,782. Of those payments, $15,533 was applied to the capital lease liability and $2,249 was applied to interest expense. As of December 31, 2004, the total remaining obligation under this lease amounted to $51,299.

In July 2003, CMT leased equipment for use in the performance of certain contracts in the MCS division. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $35,000. We used a fixed interest rate of 5.00% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in June 2006. Rental payments for the year ended December 31, 2004 totaled $12,744. Of those payments, $11,534 was applied to the capital lease liability and $1,210 was applied to interest expense. As of December 31, 2004, the total remaining lease obligation amounted to $17,912.

In October 2002, CMT leased equipment for use in the performance of certain contracts in the MCS division. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $95,945. We used a fixed interest rate of 7.40% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in September 2005. Rental payments for the year ended December 31, 2004 totaled $36,067. Of those payments, $32,914 was applied to the capital lease liability and $3,153 was applied to interest expense. As of December 31, 2004, the total remaining lease obligation amounted to $24,571.

The estimated future minimum rental payments under capital and operating-type leases over the next three years are as follows:

For the Year Ending December 31,	Capital	Operating
2005	$ 63,503	$410,450
2006	29,576	230,645
2007	6,982	—
Minimum rental payments	$100,061	$641,095
(Less) interest-portion of rental payments	(6,279)	
Capital lease obligation	$ 93,782	

12. Income Taxes

Deferred taxes reflect the tax effects of temporary differences between the amounts of assets and liabilities for financial reporting and the amounts recognized for income tax purposes as well as the tax effects of net operating loss and tax credit carryforwards. The significant components of net deferred tax assets are as follows:

December 31,	**2004**	2003
Net operating loss carryforwards	**$1,839,000**	$1,393,000
Research and Development credit carryforward	**311,000**	144,000
AMT Credit carryforward	**6,000**	6,000
Stock-based compensation	**4640,000**	377,000
Depreciation and other temporary differences	**22,000**	14,000
Total deferred tax assets	**2,642,000**	1,934,000
Less: Valuation allowance	**2,642,000**	1,934,000
Net deferred tax assets	**$ —**	$ —

We believe that it is more likely than not that the deferred tax assets will not be realized and have therefore provided a valuation allowance in the consolidated balance sheet equal to the entire amount of the deferred tax assets.

The provision for income taxes on continuing operations differs from the amount using the statutory federal income tax rate (34%) as follows:

For the Years Ended December 31,	**2004**	2003	2002
At Statutory Rates	**$(583,000)**	$(297,000)	$(132,000)
Loss for which no benefit was recorded	**583,000**	297,000	132,000
State income taxes on continuing operations	**87,776**	63,699	59,383
State income taxes on discontinued operations	**65,509**	62,445	76,468
Provision for income taxes	**$ 153,285**	$ 126,144	$ 135,851

At December 31, 2004, we have federal and state net operating loss carryforwards of $3,659,610 and $9,389,874, respectively, available to offset future federal and state taxable income. These carryforwards will expire between December 31, 2009 and December 31, 2024. Additionally, we have research and development credit and Alternative Minimum Tax credit carryforwards of $311,000 and $6,000, respectively. The research and development credit carryforwards will expire between December 31, 2012 and December 31, 2024 and the Alternative Minimum Tax credit carryforwards may be carried forward indefinitely. These credit carryforwards will be available to offset future federal income tax liabilities.

13. Equity Compensation Plans

We have two equity compensation plans: the 1990 Stock Option Plan and the 2000 Performance Equity Plan. We no longer grant options to purchase common stock under the 1990 Stock Option Plan. The 2000 Performance Equity Plan provides for the award of options to purchase common stock, stock appreciation rights, restricted stock, deferred stock, stock-reload options and other stock-based awards covering up to 2,000,000 shares of our common stock.

The 2000 Performance Equity Plan is administered by our Board of Directors. Subject to the provisions of the plan, the Board of Directors (or a committee thereof) has the authority to determine the individuals to whom awards are to be made, the number of shares of our common stock to be covered by each award, the type of award, the exercise or contract price, the vesting period and life of the award, restrictions, if any, on the exercise of the award, the terms for the payment of the exercise or contract price and other terms and conditions. The 2000 Performance Equity Plan provides for awards to employees, directors, consultants, agents and other persons that are deemed to be valuable to us or our subsidiaries. The 2000 Performance Equity Plan prohibits the issuance of any award covering more than 200,000 shares of common stock to any one person in any one calendar year.

Since the inception of the 2000 Performance Equity Plan, only options to purchase common stock have been awarded under the Plan. The 2000 Performance Equity Plan permits the award of both incentive stock options, as defined in Section 422 of the Internal Revenue Code, and stock options that do not conform to the requirements of that Code section ("non-incentive stock options"). The exercise price of each incentive and non-incentive stock option may not be less than 100% of the quoted market price of our common stock on the date of the grant. In the case of a grant of an incentive stock option to an employee who owns 10% or more of our outstanding stock, the exercise price may not be less than 110% of the quoted market price of our common stock on the date of the grant.

At December 31, 2004, options to purchase an aggregate of 240,670 and 1,174,551 shares of our common stock were outstanding under the 1990 plan and 2000 plan, respectively. In the past, we have awarded non-plan options and warrants to certain officers, employees and consultants. At December 31, 2004, non-plan warrants to purchase 44,810 shares of our common stock were outstanding. These non-plan warrants were issued in November 2000 in connection with a private placement of our common stock. At December 31, 2004, we have 816,381 shares of common stock remaining for additional grants of stock-based awards under the 2000 Performance Equity Plan. We no longer grant options to purchase common stock under the 1990 Stock Option Plan.

The pro forma information required by SFAS No. 148 regarding net income and earnings per share has been presented as if the stock option plans had been accounted for under the fair value method. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2004	2003	2002
Weighted Average Assumptions:			
Expected service period	**5 years**	5 years	5 years
Risk free interest rate	**3.0%**	1.8%	4.0%
Volatility of stock	**125%**	114%	240%
Expected dividend yield	**0%**	0%	0%

The weighted average fair value per share of the options granted during 2004, 2003 and 2002 was $7.30, $4.48 and $4.71, respectively.

In addition to the options granted to employees and directors, we granted 13,000, 7,000 and 0 options to non-employees during the years ended December 31, 2004, 2003 and 2002, respectively. Non-employees consist primarily of consultants to us or our subsidiaries. Consultants are retained under consulting agreements and are not considered employees of ours or our subsidiaries. Non-cash stock-based compensation cost of $785,577, $943,200 and $222,437 during the years ended December 31, 2004, 2003 and 2002, respectively, was recognized based on the fair value of the options issued to scientific consultants retained in the year 2000 and, amortized over the respective five-year anticipated service periods.

On September 4, 2003, an option agreement with the Chairman of the Board, Chief Executive Officer and President was amended. The option is for the purchase of 217,000 shares of our common stock at $1.625 per share and was originally granted on May 1, 1996. The stock option is fully vested and would have expired on April 30, 2004. The amendment extends the life of the option to April 30, 2006. All other terms of the stock option agreement remain unchanged. As a result of this amendment and according to FASB Interpretation No. 44 to APB Opinion No. 25, we recognized stock-based compensation in the amount of $820,407 on the date of the amendment.

Presented below is a summary of stock option plan activity for the years shown:

	Options	Weighted Average Exercise Price	Options Exer-cisable	Weighted Average Exercise Price
Balance, January 1, 2002	1,625,250	$ 4.36	926,670	$ 2.99
Granted	44,364	6.00		
Exercised	(303,720)	0.68		
Cancelled	(52,050)	4.40		
Balance, December 31, 2002	1,313,844	$ 5.26	767,370	$ 4.64
Granted	109,500	4.80		
Exercised	(3,700)	1.22		
Cancelled	(50,385)	4.97		
Balance, December 31, 2003	1,369,259	$ 5.24	890,352	$ 4.97
Granted	**63,000**	**7.05**		
Exercised	**(15,948)**	**4.13**		
Cancelled	**(1,090)**	**6.05**		
Balance, December 31, 2004	**1,415,221**	**$5.33**	**1,064,509**	**$5.23**

Presented below are options currently outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.00–$1.81	240,670	1.6	$1.58	238,220	$1.58
4.50– 4.75	120,000	8.2	4.71	76,499	4.70
5.00– 5.88	553,500	1.0	5.01	387,400	5.01
6.00– 6.50	203,051	4.6	6.12	122,390	6.11
7.12– 7.65	53,000	9.6	7.25	13,000	7.65
9.00	245,000	4.5	9.00	227,000	9.00
	1,415,221	3.2	$5.33	1,064,509	$5.23

14. Segment Information

We operate through two wholly-owned subsidiaries, CMT and Sentigen Biosciences. CMT, Sentigen Biosciences and Corporate are distinct reportable operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. These reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies. Sales and transfers between segments, if any, are accounted for as if the transactions were to third parties, that is at current market prices. All inter-company transactions have been eliminated in the presentation of segment information.

For the Years Ended December 31,	**2004**	2003	2002
Revenues			
CMT	**$ 6,126,840**	$ 6,076,502	$ 4,455,239
Sentigen Biosciences	**188,213**	—	100,003
Total reported	**$ 6,315,053**	$ 6,076,502	$ 4,555,242
Operating income (loss)			
CMT	**$ 1,342,984**	$ 1,725,336	$ 709,455
Sentigen Biosciences	**(2,114,737)**	(1,259,673)	(1,124,787)
Corporate	**(2,087,159)**	(2,122,598)	(1,098,299)
Total reported	**$ (2,858,912)**	$ (1,656,935)	$ (1,513,631)
Depreciation and amortization			
CMT	**$ 436,825**	$ 369,949	$ 382,439
Sentigen Biosciences	**59,619**	67,253	82,788
Corporate	**6,000**	10,072	12,995
Total reported	**$ 502,444**	$ 447,274	$ 478,222
Segment assets			
CMT	**$ 1,490,437**	$ 1,365,531	$ 1,326,921
Sentigen Biosciences	**629,504**	459,919	581,303
Corporate	**10,094,840**	10,119,714	10,046,695
Total assets for reportable segments	**$12,214,781**	$11,945,164	$11,954,919
Assets held for sale	**1,173,962**	1,178,215	1,193,516
Total reported	**$13,388,743**	$13,123,379	$13,148,435
Expenditures for property, plant and equipment			
CMT	**$ 413,585**	$ 115,956	$ 465,158
Sentigen Biosciences	**104,766**	4,700	14,950
Corporate, unallocated to segments	**—**	3,927	5,082
Total reported	**$ (518,351)**	$ (124,583)	$ (485,190)

15. Significant Customers and Concentrations of Credit Risk

Sentigen Biosciences

For the year ended December 31, 2004, Sentigen Biosciences' revenues were primarily attributed to our contract from the Technical Support Working Group (TSWG)—an interagency government office with representatives from the Departments of Defense, State and Homeland Security—to develop advanced biotechnology for the detection of explosives and other threats. Through December 31, 2004, we have earned revenues of $183,213 under this contract, while incurring total costs of $174,489. Receivables were outstanding under this contract in the amount of $80,545.

Sentigen Biosciences did not earn any revenues during the year ended December 31, 2003 or have any receivables outstanding as of and for the year ended December 31, 2003. Our revenues earned during the year ended December 31, 2002 were under grant from the National Institute of Health and totaled $100,003. There were no receivables outstanding under this grant for the year ended December 31, 2002.

Cell and Molecular Technologies, Inc.

For the years ended December 31, 2004, 2003 and 2002, Merck & Co., Inc. accounted for approximately 62%, 61% and 58% of our consolidated annual revenues, respectively. Receivables from this customer as of December 31, 2004, 2003 and 2002 accounted for 46%, 29% and 70% of our consolidated accounts receivable, respectively. For the year ended December 31, 2004 and 2003, Rockefeller University accounted for 10% and 11% of our consolidated annual revenues, respectively. We believe that these customers will continue to account for a significant percentage of revenues in the 2005 and 2006 fiscal years. We cannot assure you, however, that these customers will continue to generate significant revenues and the loss of any of these customers, or any other customers, could have a material adverse effect on our business.

Financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. We hold our cash at high credit quality institutions. At times, balances may be in excess of the FDIC insurance limit. We routinely assess the financial strength of our customers and, as a consequence, believe that our trade accounts receivable credit risk exposure is limited.

16. Unaudited Quarterly Financial Data

2004

For the Quarters Ended	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues:				
CMT	**$ 1,330,217**	**$1,177,973**	**$1,528,443**	**$2,090,207**
Sentigen Biosciences	**—**	**—**	**75,927**	**112,286**
	1,330,217	**1,177,973**	**1,604,370**	**2,202,493**
Income after direct costs:				
CMT	**804,085**	**781,903**	**994,944**	**1,379,495**
Sentigen Biosciences	**—**	**—**	**24,877**	**40,567**
	804,085	**781,903**	**1,019,821**	**1,420,062**
Operating income (loss):				
CMT	**179,196**	**206,769**	**312,012**	**645,007**
Sentigen Biosciences	**(820,432)**	**(500,361)**	**(399,949)**	**(393,995)**
Parent company expenses	**(673,134)**	**(483,873)**	**(445,955)**	**(484,197)**
	(1,314,370)	**(777,465)**	**(533,892)**	**(233,185)**
Loss from continuing operations	**(1,306,763)**	**(752,018)**	**(494,025)**	**(214,034)**
Income from discontinued operations, net of tax	**319,440**	**242,892**	**255,115**	**234,871**
Net (loss) income	**$ (987,323)**	**$ (509,126)**	**$ (238,910)**	**$ 20,837**
Basic and diluted loss per share from continuing operations	**$(0.18)**	**$(0.10)**	**$(0.06)**	**$(0.03)**
Basic and diluted income per share from discontinued operations	**$ 0.05**	**$ 0.03**	**$ 0.03**	**$ 0.03**
Basic and diluted net (loss) income per share	**$(0.13)**	**$(0.07)**	**$(0.03)**	**$ 0.00**
Basic and diluted weighted average of common shares outstanding	**7,455,984**	**7,462,099**	**7,468,633**	**7,470,492**

2003

For the Quarters Ended	March 31,	June 30,	September 30,	December 31,
Revenues:				
CMT	$1,418,772	$1,570,447	$ 1,525,064	$1,562,219
Sentigen Biosciences	—	—	—	—
	1,418,772	1,570,447	1,525,064	1,562,219
Income after direct costs:				
CMT	1,007,808	1,076,044	1,039,857	1,083,024
Sentigen Biosciences	—	—	—	—
	1,007,808	1,076,044	1,039,857	1,083,024
Operating income (loss):				
CMT	462,782	457,907	434,000	370,647
Sentigen Biosciences	(241,644)	(347,927)	(301,476)	(368,626)
Parent company expenses	(276,362)	(230,834)	(1,088,940)	(526,462)
	(55,224)	(120,854)	(956,416)	(524,441)
Loss from continuing operations	(67,923)	(119,225)	(960,841)	(537,078)
Income from discontinued operations, net of tax	304,063	236,319	156,779	114,718
Net (loss) income	$ 236,140	$ 117,094	$ (804,062)	$ (422,360)
Basic and diluted loss per share from continuing operations	$(0.01)	$(0.02)	$(0.13)	$(0.07)
Basic and diluted income per share from discontinued operations	$ 0.04	$ 0.04	$ 0.02	$ 0.01
Basic and diluted net income (loss) per share	$ 0.03	$ 0.02	$(0.11)	$(0.06)
Basic and diluted weighted average of common shares outstanding	7,452,044	7,453,894	7,454,744	7,454,744

Corporate Information

Board of Directors

Joseph K. Pagano
Chairman of the Board

Thomas Livelli
Chief Executive Officer and President,
Cell & Molecular Technologies, Inc.

Frederick R. Adler
Managing Director
Adler & Company

Gerald Greenwald
Chairman Emeritus
United Airlines

Joel M. Pearlberg
General Partner
Steinhardt Partners, L.P.

Samuel A. Rozzi
President
Corporate National Realty, Inc.

Bruce Slovin
President
1 Eleven Associates, LLC

Executive Officers

Joseph K. Pagano
Chief Executive Officer and President

Thomas Livelli
Chief Executive Officer and President,
Cell & Molecular Technologies, Inc.

Fredrick B. Rolff
Chief Financial Officer

Ronald C. Newbold
Executive Vice President, Commercial Operations

Chief Scientific Consultant

Dr. Richard Axel
University Professor at Columbia University and Investigator,
Howard Hughes Medical Institute

Corporate Headquarters

Sentigen Holding Corp.
445 Marshall Street
Phillipsburg, New Jersey 08865
(908) 387-1673
www.sentigen.com

Wholly-Owned Subsidiary

Cell & Molecular Technologies, Inc.
www.cmt-inc.net

Annual Meeting of Stockholders

Our Annual Meeting of Stockholders is to be held on Wednesday, October 19, 2005 at 3:00 p.m. Eastern Time, at the offices of:

Fulbright & Jaworski LLP
666 Fifth Avenue, 24th Floor
New York, New York

Annual Report on Form 10-K

We make available, free of charge, our annual report on Form 10-K. Please direct all inquiries to the investor relations portion of our website or to the phone number listed above.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449
www.amstock.com

Counsel

Fulbright & Jaworski LLP
666 Fifth Avenue
New York, New York 10103
(212) 318-3000
www.fulbright.com

Independent Accountants

Deloitte & Touche LLP
1633 Broadway
New York, New York 10019
(212) 436-2000
www.deloitte.com

Common Stock and Price Range

Sentigen Holding Corp. (NASDAQSC: SGHL)

Our common stock trades on The NASDAQ SmallCap Market under the symbol SGHL. The following table sets forth the high and low bid prices for our common stock as reported by The NASDAQ SmallCap Market.

Period	High	Low
2003		
First quarter	$ 5.7500	$ 4.7300
Second quarter	5.0700	3.8500
Third quarter	4.8300	4.6000
Fourth quarter	5.9600	4.4600
2004		
First quarter	**$11.6500**	**$5.6500**
Second quarter	**10.0000**	**6.2500**
Third quarter	**8.6700**	**6.0000**
Fourth quarter	**9.0000**	**6.0000**
2005		
First quarter (through March 30, 2005)	$ 7.1000	$ 5.0000

On March 30, 2005, the last sale price for our common stock was $5.00, as reported by The NASDAQ SmallCap Market. As of March 30, 2005, we had 7,471,692 shares of our common stock outstanding and there were approximately 340 stockholders of record of our common stock, one of which is Cede & Co., a nominee for Depository Trust Company (or DTC). Shares of common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as a single stockholder.

Dividend Policy

To date, we have not declared or paid any cash dividends on our common stock. We do not expect to declare or pay any cash dividends in the foreseeable future. We intend to retain all earnings, if any, to finance the continued development of our business. Payments of any future cash dividends on our common stock is at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board of Directors deem relevant.

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties detailed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. These risks and uncertainties could cause actual results to differ materially from those discussed in the Annual Report.